November 6, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Alpha Cognition Inc. (“Company”) Registration Statement on Form S-1 (File No. 333-280196) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Titan Partners Group LLC, a division of American Capital Partners, LLC, as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Friday, November 8, 2024, at 5:00 p.m., ET, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through November 6, 2024, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated November 6, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus. We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

TITAN PARTNERS GROUP LLC
A Division of American Capital Partners, LLC

By:	/s/ Adam Sands
Name: Adam Sands
Title: Authorized Representative

TitanPartnersGrp.com | Titan Partners Group LLC | 4 World Trade Center, 29th Floor, New York, NY 10007

A division of and securities offered through American Capital Partners, LLC, Member FINRA, SIPC, MSRB